

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 26, 2008

<u>Via Facsimile</u>

Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

      RE: Union Pacific Corporation
              Form 10-K for the Year Ended December 31, 2007
              File Number: 001-06075

Dear Mr. Totusek:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                    Sincerely,

                    Michael Fay